Mail Stop 4561

March 2, 2010

Mr. Frank Brod
Corporate Vice President and Chief Accounting Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington  98052-6399

> **Re:**  **Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed July 30, 2009**
> **000-14278**

Dear Mr. Brod:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant